December 14, 2009

Ms. Kathryn McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C.  20549-4561

Re:	First Regional Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 000-10232

Dear Ms. McHale:

Thank you for your letter of October 29, 2009 commenting on our responses to your previous letter of August 5, 2009.

Following are your comments and our responses to the comments contained in your October 29, 2009 letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.                                      We note your response to Comment 1 in our letter dated August 5, 2009. Please confirm that you will properly identify whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company in future filings.

The Company has properly identified itself as a smaller reporting company, based upon market capitalization as of the measurement date, in the June 30, 2009 Form 10Q/A and the September 30, 2009 Form 10Q filed on November 23, 2009.  The Company will continue to properly identify itself as smaller reporting company in future filings.

2.                                      Please refer to our previous Comment 4 in our letter dated August 5, 2009. In your response, you state that the composition of the non-performing loan portfolio changes in response to the underlying loan characteristics. Please disclose what those characteristics are.  For example, please disclose in greater detail whether the non-performing land loans that constituted a large portion of your non-performing loan portfolio as of December 31, 2008 were resolved, charged-off, restructured or refinanced. Please disclose the reasons why you believe a greater number of construction loans were non-performing as of March 31, 2009 and update this disclosure in future filings as necessary.

In our original response to Comment 4 of your letter dated August 5, 2009, had we referred to “loan types” rather than “loan characteristics”, our response would have been clearer and more informative.  What we intended to communicate in that original response was that changes in the representation of a given loan type as a percentage of the non-performing loan portfolio simply reflects increases or decreases in the dollar amount of loans of that loan type that have become non-performing.

Of the seven non-performing land loans at December 31, 2008 (aggregating $36,706,000), four loans aggregating $17,545,000 were resolved through sale of the loans or underlying collateral, two loans aggregating $17,420,000 remain on the books but are now performing, and one loan in the amount of $1,741,000 was removed from the books through the acquisition of the underlying collateral through foreclosure.

The increase in non-performing construction loans between December 31, 2008 and March 31, 2009 reflects our determination, based on updated appraisals or other indications of value obtained on an ongoing basis but received during that period, that the current value of the underlying collateral was insufficient to repay all principal and interest due on the loans in question.  Our practice in such cases is the place the loan on non-accrual status, which by industry definition renders the loan non-performing.  We will provide enhanced disclosure of such developments in future filings as necessary.

We have attached, as Exhibit A, a reconciliation of the principal loan types represented in our non-performing asset portfolio, which will include the amount of new assets added to the portfolio, the amounts sold or collected, and the amount of any charge-offs or writedowns recorded during the reporting period for the quarters ended December 31, 2008 and March 31, 2009.  To assist readers of our financial statements understand fluctuations of our non-performing assets from period to period, we propose to include a similar reconciliation in future filings.

3.                                      Please refer to our previous Comment 5 in our letter dated August 5, 2009.  We note your discussion of what constitutes the non-performing loan portfolio at December 31, 2008 and your discussion regarding how well these loans are collateralized.  Please revise to disclose in greater detail how these loans differ from your non-performing loans outstanding in prior periods.  In this regard, please discuss changes in any large non-performing loans, and discuss changes in the level of collateral values related to these loans.  Provide enough detail for the reader of the financial statements to understand why this ratio is fluctuating from period to period.

The loans making up the non-performing loan portfolio at December 31, 2008 are not materially different from those of prior periods.  The number and dollar amount of non-performing loans has increased significantly over time, however.  We do not track the level of collateral values relative to loan amount on a portfolio basis, since surplus collateral value on one loan is not available to lend support to other loans in the portfolio.  Moreover, as discussed below under Comment 4, our loan loss allowance methodology focuses on the relationship of collateral value to loan amount on an individual loan, rather than portfolio, basis.

We have attached, as Exhibit A, a reconciliation of the principal loan types represented in our non-performing asset portfolio, which will include the amount of new assets added to the portfolio, the amounts sold or collected, and the amount of any charge-offs or writedowns recorded during the reporting period for the quarters ended December 31, 2008 and March 31, 2009.  To assist readers of our financial statements understand fluctuations of our non-performing assets from period to period, we propose to include a similar reconciliation in future filings.

4.              In your response to our previous Comment 5 in our letter dated August 5, 2009, you state that the estimates of collateral value for collateral dependent loans drives your loan loss provisions.  Please clarify what you mean by this statement.  Clarify if or how many of these loans are subject to SFAS 114 and constitute the loans discussed in the paragraph above.  Discuss how you consider the decline in collateral values in your qualitative factor adjustments.

Our original response stated:  “. . . it is these evolving loss estimates, rather than the trend in the ratio of non-performing assets to the allowance for loan and lease losses, that drives our loan loss provisions and the allowance for loan and lease losses.”  To clarify, this means the level of allowance required is determined by summing the specific loss estimates on individual problem loans, and the general loss estimates on non-problem loans.  If the level of allowance required exceeds the actual balance of the allowance, additional loan loss provisions are made to bring the balance of the allowance to the required level.

All of the Company’s non-performing assets are considered impaired, and thus are subject to FAS 114.  At December 31, 2008, the Company had 32 non-performing assets aggregating $120,956,000.

Reflecting the fact that most of the Company’s loans are secured by real estate, most of the Company’s non-performing loans are secured by real estate.  For example, of the Company’s 32 non-performing assets (aggregating $120,956,000) at December 31, 2008, only five of those assets, aggregating $7,260,000, were not secured by real estate.  The remainder, representing 94% of the aggregate non-performing asset balance, were real estate secured, and the valuation under FAS 114 was based upon estimated real estate values.  Changes in those estimated collateral values are clearly an important factor in determining loss estimates for these loans under FAS 114.  If an appraisal or other indication of collateral value was recently prepared, it is presumed to reflect recent changes (increases or declines) in collateral values.  It is thus considered a reliable representation of current value, and is used in unadjusted form in the loss estimation process.  On the other hand, if an appraisal or other indication is stale or otherwise not considered a reliable representation of current value, a qualitative factor will be applied to adjust the appraised value to a number believed to more closely approximate the current fair value of the asset.

5.              Throughout your response to our letter dated August 5, 2009, you state that you have made refinements to your loan loss provision methodology.  To the extent that these refinements have a material impact on your allowance for loan losses and provisions for loan losses, please provide more transparent disclosure of what your refinements are and the impact that have on the allowance for loan losses.

Our methodology for determining our allowance for loan and lease losses has not changed.  We have, however, continued to refine the qualitative analysis we perform pursuant to FAS 5 and FAS 114 to reflect changing economic and market conditions.  Such refinements may include incorporating updated appraisals and other valuations of real property securing our loans into our analysis.  Other examples of refinements could include greater segmentation of the components of our loan portfolio to more closely link loss history with potential future losses.  The purpose of these ongoing refinements is to increase the accuracy of our loss estimates on individual problem loans and our general loss estimates on non-problem loans.  While we will continue to refine our approach to reflect new information as it becomes available, the overall methodology, which utilizes that information has not changed and is not expected to change.

6.                                      Please refer to our previous Comment 6(c) in our letter dated August 5, 2009.  Please specifically discuss the trends of borrower defaults in your interest only balloon payment loans and how that trend impacts your allowance for loan losses, if material.

Borrower defaults on interest only balloon payment loans have not had a significant impact on the allowance for loan losses.  The majority of the Company’s loans call for balloon payments, yet borrower defaults are relatively rare, since maturing loans are frequently renewed for additional terms if requested by the borrower.  Our ability to renew a maturing loan which is secured by collateral is dependent in part on the borrower maintaining an acceptable loan-to-value ratio, which is why the current economic recession and its impact on collateral values has been a more important factor in determining the level of our allowance for loan losses.  The Company’s loan loss allowance methodology considers the current economic environment and its effect on the various types of collateral securing our loans.  The current economic environment has led to ongoing adjustments in the qualitative analysis, which is performed as part of our loan loss allowance methodology.

7.                                      We note your response to our Comment 12 in our letter dated August 5, 2009.  Please note that while SFAS 114 requires consideration of costs to sell in a measure of impairment, the actual fair value measurement is of the collateral value itself.  Therefore, pursuant to paragraph 9 of SFAS 157, please remove the costs to sell from your SFAS 157 disclosures to report only the fair value measurements related to the collateral valuation.  Please similarly revise your disclosures for other real estate owned, if applicable.

We note your comment and agree.  Subsequent filings, the June 30, 2009 Form 10Q/A and the September 30, 2009 Form 10Q filed on November 23, 2009, have correctly excluded the costs to sell from our SFAS 157 disclosures , and we will continue this practice for future filings.

8.              We note your response to our previous Comment 15 in our letter dated August 5, 2009.  We understand that the level of charge-offs often lags the increase in non-performing loans.  However, it remains unclear why the non-performing loan portfolio and level of charge-offs have materially increased while your provision has not increased at the same rate.  Please discuss the impact of any specific reserves on your loan loss provision and clarify why a similar level of reserves is not necessary for your current portfolio of non-performing loans.

Depending on the loans of which the non-performing loan portfolio is composed, it would not be not unusual for the non-performing loan portfolio and loan loss provisions to increase at different rates.  As indicated earlier under Comment 4, the level of allowance required is determined by summing the specific loss estimates on individual problem loans, and the general loss estimates on non-problem loans.  If the actual balance of the allowance is below the level of allowance required, additional loan loss provisions are made to bring the balance of the allowance to the required level.  So, for example, if a loan becomes non-performing, but the value of the collateral securing that loan is high relative to the loan amount, it is likely that the loss estimate relating to that loan will be relatively low.

Our original response to Comment 15 of your August 5, 2009 letter described the high losses and reserve provisions relating our non-performing loans during 2008.  While the level non-performing loans has continued to grow in subsequent periods, the individual loss estimates relating to those additional loans have been lower than for earlier non-performing loans, which explains why loan loss provisions have not risen proportionately with the level of non-performing loans.

We hope you find the above information responsive to your inquiries, and we look forward to any additional comments or questions that you may have.  As stated earlier, we believe your letter and the comments it contains will assist us in achieving our shared objectives of full compliance with the applicable disclosure requirements and the provision of clear and informative disclosure to readers.

Sincerely,

/S/ H. Anthony Gartshore
H. Anthony Gartshore
President and Chief Executive Officer

HAG:bd

EXHIBIT A

	Construction	Mini-perm	Bridge	Land	Unsecured	Unsecured	Other	Other Real
	Loans	Loans	Loans	Loans	Term Loans	Lines of Credit	Loans	Estate Owned	Total

Balance, 09-30-08	$16,518,384	$—	$—	$9,978,750	$—	$2,000,000	$—	$4,605,000	$33,102,134

New non-performing assets	29,042,555	11,436,050	16,355,611	33,460,789	5,271,134	—	—	—	95,566,139
Amounts sold or collected	(1,384,051)	—	—	(2,000,000)	—	(10,000)	—	—	(3,394,051)
Amounts written down or charged off	(1,477,544)	—	—	(2,684,800)	—	—	—	(56,000)	(4,218,344)
Amounts transferred to OREO	(6,991,625)	—	—	(2,963,950)	—	—	—	9,955,575	—

Balance, 12-31-08	35,707,719	11,436,050	16,355,611	35,790,789	5,271,134	1,990,000	—	14,504,575	121,055,878

New non-performing assets	59,736,083	—	14,352,412	36,038,461	24,749,036	199,829	—	—	135,075,821
Amounts sold or collected	—	(11,436,050)	—	—	—	—	—	(3,401,825)	(14,837,875)
Amounts written down or charged off	(91,083)	—	—	—	(193,480)	—	—	(170,914)	(455,477)
Amounts transferred to OREO	—	—	—	—	—	—	—	—	—

Balance, 03-31-09	$95,352,719	$—	$30,708,023	$71,829,250	$29,826,690	$2,189,829	$—	$10,931,836	$240,838,347